May 22, 2007

BY EDGAR

Michael Fay
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Emergency Medical Services Corporation and Emergency Medical Services L.P.
(together, the “Company”)
File No. 001-32701 and 333-127115
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

This letter is submitted by the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File Nos. 001-32707 and 333-127115), as set forth in your letter to the undersigned dated May 8, 2007.  The Company is filing this letter in response to such comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

1.                                      Please revise your characterization of the amounts that you refer to as EBITDA since it differs from EBITDA as defined in “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (question 14) prepared by Staff Members of the Division of Corporation Finance and which can be found on the Commission’s website.

RESPONSE:

The Company notes the Staff’s comment. In future filings, the Company will identify the non-GAAP number as “Adjusted EBITDA.”

2.                                    Your disclosure appears to imply that this non-GAAP measure is used as a liquidity measure.  If it is used primarily as a liquidity measure, please reconcile to net cash provided by (used in) operations, since that would be the most comparable GAAP measure.  Also provide equally prominent disclosure of cash flows from operating, investing, and financing activities during each period presented.  Refer to the guidance outlined in Question 12 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

3.                                      You present this non-GAAP measure because you believe it is commonly used by management and investors as a measure of leverage capacity, debt service ability and liquidity.  The fact that a non-GAAP measure is commonly used by management and investors cannot be the sole support for presenting the non-GAAP financial measure.  See footnote 44 to FR-65.  Please disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding certain recurring expense or income items that are included in your Statement of Operation when evaluating your operations, or in the alternative, please remove your presentation of EBITDA.  For additional guidance, see Item 10(e)(1)(i)(C) of Regulation S-K and “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (answer 8).

RESPONSE TO COMMENTS 2 AND 3:

The non-GAAP measure referred to by the Staff is referred to in this response as “Adjusted EBITDA”.

In addition to the disclosure of Adjusted EBITDA in the Company’s Form 10-K, the Company discusses and provides annual guidance for consolidated and segment Adjusted EBITDA in its earnings releases, which are furnished to the Commission on Form 8-K.  The Company currently intends to continue to disclose consolidated and segment Adjusted EBITDA in its earnings releases and other public disclosures. However, the Company appreciates the Staff’s suggestion that the Company’s disclosure implies that Adjusted EBITDA is presented solely as supplemental disclosure with respect to liquidity and wishes to clarify as follows:

As disclosed in the Company’s segment footnote in its consolidated financial statements included in the Form 10-K, Adjusted EBITDA is used by management to evaluate the performance of the Company’s operating segments and to make decisions concerning the allocation of resources to those segments. The Company discusses Adjusted EBITDA in its earnings releases both as a liquidity measure and to evaluate the operating performance of the Company as a whole and its individual business segments. The Company believes that investors, analysts and other interested parties view the Company’s and its business segments’ ability to generate Adjusted EBITDA as an important measure of operating performance and a measure of the Company’s ability to generate cash from operations, and they utilize Adjusted EBITDA to compare the Company and its operating segments to companies with different capital structures.  Adjusted EBITDA excludes loss on early debt extinguishment and joint venture earnings, which the Company considers non-operational in nature.  Management’s focus is on income from operations, which excludes equity in earnings from unconsolidated subsidiaries.  Accordingly, the Company will clarify in future earnings releases and other public disclosures that Adjusted EBITDA is viewed by management as both a performance (profitability) measure and a liquidity (cash flow), indicator, and will include a reconciliation of Adjusted EBITDA to net income, and the Company’s statements of cash flows currently include a reconciliation of net income to net cash (used in) provided by operating activities.

The Company will revise future disclosure, as described above, in response to the Staff’s comments.

4.                                      We note you are self-insured (not insured) for certain risks and that certain insurance programs require you to maintain deposits, classified as insurance collateral on your balance sheet, with third-parties.  We also note that you classify earnings on insurance collateral as contra-insurance expense in the statement of operations.  Please tell us whether the future claim costs these deposits cover are self-insured or otherwise and tell us the nature of the insurance programs that require these deposits.  Further, please tell us the specific accounting literature you relied on in classifying the earnings on insurance collateral as contra-insurance expense, rather than as a component of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X.  Absent specific literature supporting your current income statement classification, we believe investment earnings should be classified as non-operating income by analogy to paragraph 149 of SOP 96-1.

RESPONSE:

The insurance deposits as to which earnings are classified as a contra-expense in the Company’s statements of operations cover claims, including claims incurred but not reported, that are self-insured.  There are two distinct, but similar, programs that require these deposits, one for each of the Company’s operating segments, as follows:

EmCare

EmCare purchases professional liability (malpractice) insurance from subsidiaries of CNA (“CNA”).  CNA reinsures 100% of this liability to an off-shore captive subsidiary of EmCare, EMCA Insurance Company.  The reinsurance contract between CNA and EMCA requires EMCA to deposit collateral pursuant to a trust agreement; CNA is the sole beneficiary of that trust.  The trust agreement delineates permitted investments, which are then directed and controlled by the trustee; earnings on investments must be retained in the trust.  EMCA (and EmCare) have no ability to access those earnings.

AMR

AMR’s self-insurance program for workers’ compensation, auto and general liability currently is “fronted” (managed) by ACE Insurance Co.  (In prior periods, this liability was managed either by ACE or the captive insurance program of Laidlaw International Inc., the Company’s former parent.)  This program, though distinct from EmCare’s, results in the same practical effect: by contract, the collateral for the self-insurance program is held by a third party and the Company does not have access to, or discretion over, those funds.

Pursuant to the fronting agreement with ACE, the amount deposited with ACE is subject to ACE’s exclusive control;  AMR has no discretion over the investment decisions and no ability to withdraw any earnings on the deposit.

*   *   *

The Company’s contractual trust and deposit relationship with its third party insurers is intended to manage its insurance costs through the structure of the third party relationship.  The deposits held in trust allow the Company to receive more advantageous insurance premiums for excess coverage, which reduces overall insurance cost.  These programs are central to the ongoing operations of the Company.  As part of the programs, the assets on deposit with ACE are invested by ACE.  The assets in the trust, for which CNA is the sole beneficiary, are invested as required by its contracts with CNA.  Accordingly, the interest income component is viewed as part of the operations of the Company.

The Company’s insurance programs are clearly distinguishable from the situation covered by SOP 96-1 related to environmental liabilities for which an issuer’s board designated assets to satisfy environmental claims.  Under that scenario, the issuer has discretion over investment decisions and has continuing access to amounts received from credits or recoveries.  Such funds are not restricted as to use and cannot be differentiated from other non-operating income.

In clear contrast, the deposits held in trust for the benefit of CNA and on deposit with ACE are restricted as to use and access pursuant to agreements with those entities.  Therefore, we believe SOP 96-1 is not analogous to this situation.  We do not believe there is any other accounting literature on point.

The Company continues to believe that its accounting and disclosure properly reflect the cost of maintaining its self-insured programs.

*   *   *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Sincerely,

/s/ Randel G. Owen

Randel G. Owen
Chief Financial Officer